Structured Asset Mortgage Investments II Inc.
                                    Depositor

                     Wells Fargo Bank, National Association
                  Master Servicer and Securities Administrator

             Structured Asset Mortgage Investments II Trust 2005-AR2
                                     Issuer

               Mortgage Pass-Through Certificates, Series 2005-AR2

                         Supplement dated June 22, 2005
                   Prospectus Supplement dated May 27, 2005 to
                       Prospectus dated December 20, 2004

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus Supplement dated May 27, 2005.

In the second sentence of the section entitled "Summary of Prospectus Supplement -- Record Date" on page S-10 of the prospectus supplement, the word "18th" shall be deleted and replaced with the word "24th".

The second sentence of the fourth paragraph of the section entitled "Description of the Certificates -- Principal Distributions on the Subordinate Certificates" on page S-74 of the prospectus supplement shall be deleted and replaced with the following:

                  In addition, if on any distribution date, the percentage, the numerator of which is the aggregate Current Principal Amount of the senior certificates (other than the residual certificates) immediately preceding such distribution date, and the denominator of which is the sum of the Scheduled Principal Balance of the mortgage loans, as of the beginning of the related Due Period, exceeds such percentage as of the Cut-off Date, then the Senior Prepayment Percentage for the senior certificates (other than the residual certificates) will equal 100%.

In the sixth paragraph of the section entitled "Description of the Certificates -- Allocation of Losses; Subordination" on page S-77 of the prospectus supplement, the phrase "(other than the Class M-X certificates)" shall be inserted after the phrase "holders of the subordinate certificates."

The second sentence of the third paragraph of the section entitled "Description of the Certificates -- Subordination" on page S-78 of the prospectus supplement shall be deleted and replaced with the following:

                  Holders of senior certificates (other than the holders of the residual certificates) will bear the Realized Losses on the mortgage loans in excess of the total subordination amount to the extent described under "Distributions on the Certificates -- Allocation of Losses; Subordination" above.

The penultimate paragraph of the section entitled "Pooling and Servicing Agreement -- The Protected Accounts" on page S-116 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

                  On the 18th day of each month, or, with respect to EMC Mortgage, Countrywide Servicing and EverHome, if such day is not a business day, then on the preceding business day, or, with respect to Washington Mutual, if such day is not a business day, then on the next business day, such Servicer will withdraw or cause to be withdrawn from the related Protected Accounts and any other permitted accounts, and will remit to the Distribution Account, the Available Funds for such distribution date.

In the second sentence of the definition of "Record Date" in the section entitled "Glossary" on page S-140 of the prospectus supplement, the word "18th" shall be deleted and replaced with the word "24th".


                            Bear, Stearns & Co. Inc.

Until 90 days after the date of this Supplement, all dealers effecting transactions in the Certificates offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus Supplement and Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus Supplement and Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.